UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

BONTAN CORPORATION INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09852M101
(CUSIP Number)

Pinetree Capital Ltd.
The Exchange Tower
130 King Street West, Suite 2810
Toronto, Ontario, Canada
M5X 1A9
Telephone: (416) 941-9600
Attention: Richard Patricio
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.
Davis & Gilbert LLP
1740 Broadway
New York, New York 10019
(212) 468-4800

March 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 14 Pages

CUSIP No. 09852M101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) PINETREE RESOURCE PARTNERSHIP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 5,112,000 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 5,112,000 (SEE ITEMS 2 AND 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,000 (SEE ITEMS 2 AND 5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (SEE ITEMS 2 AND 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 14 Pages

CUSIP No. 09852M101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GENEVEST INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION ALBERTA
	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 5,112,000 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 5,112,000 (SEE ITEMS 2 AND 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,000 (SEE ITEMS 2 AND 5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (SEE ITEM 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 14 Pages

CUSIP No. 09852M101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) EMERALD CAPITAL CORP.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION ALBERTA
	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 5,112,000 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 5,112,000 (SEE ITEMS 2 AND 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,000 (SEE ITEMS 2 AND 5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (SEE ITEM 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 14 Pages

CUSIP No. 09852M101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) PINETREE CAPITAL LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 5,112,000 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 5,112,000 (SEE ITEMS 2 AND 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,000 (SEE ITEMS 2 AND 5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (SEE ITEM 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 14 Pages

CUSIP No. 09852M101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) SHELDON INWENTASH
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
	7	SOLE VOTING POWER 2,500,000 (SEE ITEMS 2 AND 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 5,112,000 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 2,500,000 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 5,112,000 (SEE ITEMS 2 AND 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,612,000 (SEE ITEMS 2 AND 5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5% (SEE ITEM 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 14 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, no par value per share (the “Common Stock”) of Bontan Corporation Inc., a corporation formed under the laws of the Province of Ontario, Canada (the “Company”). The address of the principal executive offices of the Company is 47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3.

Item 2. Identity and Background.

(a)-(c)
This Schedule 13D is being filed by Pinetree Resource Partnership, a general partnership formed under the laws of Ontario (“Pinetree Resource”), and by Pinetree Capital Ltd. (“Pinetree Capital”), a corporation formed under the laws of the Province of Ontario, Canada. Pinetree Capital is the parent company and holds 92% of the outstanding stock of Pinetree Resource. The principal businesses of Pinetree Resource and Pinetree Capital are private investment. This Schedule 13D is also being filed by Genevest inc., a corporation formed under the laws of the Province of Alberta, Canada (“Genevest”), and Emerald Capital Corp., a corporation formed under the laws of the Province of Alberta, Canada (“Emerald”). Genevest holds 7.99% of the outstanding stock of Pinetree Resource and Emerald holds .01% of the outstanding stock of Pinetree Resource. The principal businesses of Genevest and Emerald are private investment. This Schedule 13D is also being filed by Sheldon Inwentash (“Inwentash”). Inwentash is the Chief Executive Officer of Pinetree Capital.

The address of the principal office of each of Pinetree Resource, Pinetree Capital, Genevest and Emerald is The Exchange Tower, 130 King Street West, Suite 2810, Toronto, Ontario M5X 1A9.

(d)
During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Genevest nor, to Genevest’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, Inwentash has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Page 7 of 14 Pages

(e)
During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Genevest nor, to Genevest’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, Inwentash has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)
The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of Pinetree Resource, Pinetree Capital, Genevest and Emerald are set forth on Annex A hereto. Inwentash is a Canadian citizen.

Item 3.  Source and Amount of Funds and Other Consideration.

From February 1, 2006 to March 27, 2006, Pinetree Resource acquired 472,000 shares of Common Stock in open market transactions at an aggregate purchase price of $199,400. From February 7, 2006 to March 20, 2006, Pinetree Resource acquired an aggregate of 640,000 shares of Common Stock from a third party in privately negotiated transactions at an aggregate purchase price of $160,000. On March 31, 2006, Pinetree Resource purchased 2,000,000 units of the Company for an aggregate purchase price of $500,000 pursuant to a subscription agreement between Pinetree Resource and the Company. Each unit was comprised of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $.35 per share (the “Units”). The consideration used by Pinetree Resource to acquire the shares of Common Stock and Units was Pinetree Resource’s personal funds.

On March 31, 2006, Inwentash purchased 500,000 shares of Common Stock from a third party in a privately negotiated transaction for an aggregate purchase price of $125,000. On April 3, 2006, Inwentash purchased 1,000,000 Units of the Company for an aggregate purchase price of $400,000 pursuant to a subscription agreement between Inwentash and the Company. The consideration used by Inwentash to acquire the shares of Common Stock and Units was Inwentash’s personal funds.

Page 8 of 14 Pages

Item 4. Purpose of Transaction.

(a) - (j). All of the shares of Common Stock and Units were acquired for investment purposes. Pinetree Capital is a diversified investment, financial advisory and merchant banking firm focused on the small cap market. Pinetree Capital’s investment approach is to build a macro position in a sector, find the micro-cap opportunities in that sector and work with those companies to build them to commercial production and create an exit.

Except as set forth in this Item 4, neither Pinetree Resource, Pinetree Capital, Genevest, Emerald nor Inwentash have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 5,112,000 shares of Common Stock (the “PR Shares”), representing approximately 17.7% of the number of shares of Common Stock outstanding of the Company. As of the date hereof, Inwentash is deemed to beneficially own an aggregate of 7,612,000 shares of Common Stock, representing approximately 25.5% of the number of shares of Common Stock outstanding of the Company. This amount includes the PR Shares and 2,500,000 shares of Common Stock that Inwentash owns directly (the “Inwentash Shares”). As of the close of the private placement in which Pinetree Resource and Inwentash purchased Units, the Company had 26,853,884 shares of Common Stock outstanding.

(b)
By virtue of Pinetree Resource’s direct ownership of the PR Shares and Pinetree Capital, Genevest and Emerald’s ownership and control of Pinetree Resource, Pinetree Capital, Genevest, Emerald and Pinetree Resource may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.

Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares. By virtue of his position as Chief Executive Officer of Pinetree Capital, Inwentash may be deemed to have shared power to vote the PR Shares. Inwentash disclaims beneficial ownership of the PR Shares.

(c)	Pinetree Resource made the following purchases in the past 60 days:

Date	Securities purchased	Price per share/Unit	Nature of Transaction
February 27, 2006	371,721 shares of Common Stock	$0.25	Private transaction with third party
March 6, 2006	12,000 shares of Common Stock	$0.45	Open market
March 20, 2006	140,000 shares of Common Stock	$0.25	Private transaction with third party
March 24, 2006	50,000 shares of Common Stock	$0.65	Open market
March 27, 2006	50,000 shares of Common Stock	$0.62	Open market
March 31, 2006	2,000,000 Units	$0.25	Private placement with the Company

Inwentash made the following purchases in the past 60 days:

Date	Securities purchased	Price per share/Unit	Nature of Transaction
March 31, 2006	500,000 shares of Common Stock	$0.25	Private transaction with third party
April 3, 2006	1,000,000 Units	$0.40	Private placement with the Company

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement between Pinetree Resource Partnership, Genevest inc., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash dated as of April 26, 2006.

Page 9 of 14 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2006

PINETREE RESOURCE PARTNERSHIP

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: A.S.O.

GENEVEST INC.

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Chief Financial Officer

EMERALD CAPITAL CORP.

By: /s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: President

PINETREE CAPITAL LTD.

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Executive Vice President and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Page 10 of 14 Pages

Annex A

Executive Officers and Directors

Pinetree Resource Partnership

Name and Citizenship	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director of Pinetree Resource Chief Executive Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Director of Pinetree Resource Executive Vice-President and CFO Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Pinetree Capital Ltd.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Chief Executive Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Executive Vice-President and CFO Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Lynn Factor Canadian citizen	Director of Pinetree Capital Independent business woman c/o Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Bruno Maruzzo Canadian citizen	Director of Pinetree Capital Principal of Technoventure Inc., a business consulting company 800 Petrolia Road, Unit 15 Toronto, Ontario, M3J 3K4, Canada

Page 11 of 14 Pages

Steve Saviuk Canadian citizen	Director of Pinetree Capital Chief Executive Officer of Manitex Capital Inc., an investment company 16667 Hymus Blvd. Kirkland, Quebec, H9H 4R9, Canada

Ron Perry Canadian citizen	Director of Pinetree Capital Principal of Briolijor Corporation, a business consulting company 28 Appleglen Hudson, Quebec, J0P 1H0, Canada

Kent Moore Canadian citizen	Director of Pinetree Capital Professor with the Department of Physics, University of Toronto 864 Davenport Rd. Toronto, Ontario, M6G 2B6, Canada

Joseph Greenberg Canadian citizen	Director of Pinetree Capital Doctor 619 Bathurst St. Toronto, Ontario, M5S 2P8, Canada

Genevest inc.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director of Genevest Chief Executive Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Director of Genevest Executive Vice-President and CFO Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Lynn Factor Canadian citizen	Director of Genevest Independent business woman c/o Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Page 12 of 14 Pages

Bruno Maruzzo Canadian citizen	Director of Genevest Principal of Technoventure Inc., a business consulting company 800 Petrolia Road, Unit 15 Toronto, Ontario, M3J 3K4, Canada

Steve Saviuk Canadian citizen	Director of Genevest Chief Executive Officer of Manitex Capital Inc., an investment company 16667 Hymus Blvd. Kirkland, Quebec, H9H 4R9, Canada

Ron Perry Canadian citizen	Director of Genevest Principal of Briolijor Corporation, a business consulting company 28 Appleglen Hudson, Quebec, J0P 1H0, Canada

Kent Moore Canadian citizen	Director of Genevest Professor with the Department of Physics, University of Toronto 864 Davenport Rd. Toronto, Ontario, M6G 2B6, Canada

Joseph Greenberg Canadian citizen	Director of Genevest Doctor 619 Bathurst St. Toronto, Ontario, M5S 2P8, Canada

Emerald Capital Corp.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director of Emerald Capital Chief Executive Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West Toronto, Ontario, M5X 1A9, Canada

Page 13 of 14 Pages

Exhibit 1
Joint Filing Agreement

AGREEMENT dated as of April 26, 2006, between Pinetree Resource Partnership, Genevest inc., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash (collectively, the “Parties”).

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.001 par value per share, of Bontan Corporation (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

PINETREE RESOURCE PARTNERSHIP

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: A.S.O.

GENEVEST INC.

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Chief Financial Officer

EMERALD CAPITAL CORP.

By: /s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: President

PINETREE CAPITAL LTD.

By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Executive Vice President and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Page 14 of 14 Pages